LARGO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of common shares ("Common Shares") of Largo Inc. ("Largo" or the "Company") will be held at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5, on June 26, 2023, at 10:00 a.m. (Toronto time), for the following purposes:

1. to receive Largo's audited consolidated financial statements for the year ended December 31, 2022, and the auditor's report thereon;

2. to fix the number of directors of Largo to be elected at the Meeting at six;

3. to elect the directors of Largo;

4. to appoint KPMG LLP as Largo's auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration;

5. to approve the Company's share compensation plan, including amendments thereto, and the unallocated options, rights or other entitlements thereunder; and

6. to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The specific details of the matters to be considered at the Meeting are set forth in the accompanying management information circular.

Registered shareholders (being shareholders who hold their Common Shares directly, registered in their own names) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person or by proxy. Beneficial shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting.

As a shareholder of Largo, it is very important that you read the accompanying management information circular dated May 19, 2023 (the "Circular") and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a beneficial shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy or voting instruction form identifying such proxyholder by 10:00 a.m. (Toronto time) on June 22, 2023.

If you are a registered shareholder and are unable to attend the Meeting please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company, Largo's transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number, no later than 10:00 a.m. (Toronto time) on June 22, 2023, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form that you receive in accordance with the instructions provided to you by your broker or by the other intermediary.

Largo's directors have fixed May 17, 2023 as the record date. Holders of Common Shares at the close of business on May 17, 2023 are entitled to receive notice of and to vote at the Meeting or any postponement(s) or adjournment(s) thereof.

Notice-and-Access

The Company is using "notice-and-access" to deliver to shareholders the Company's audited consolidated financial statements for the year ended December 31, 2022 and related management's discussion and analysis, the Circular, and any other proxy-related materials (the "meeting materials") by providing electronic access to such documents instead of mailing paper copies. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the meeting materials to shareholders.

The meeting materials are available electronically at https://docs.tsxtrust.com/2319, on the Company's website at www.largoinc.com, and under our profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html. Shareholders are reminded to review the Circular prior to voting.

Shareholders may request to receive paper copies of the meeting materials by mail at no cost. Requests may be made up to one year from the date the meeting materials were filed on SEDAR. Should you wish to receive a paper copy of the meeting materials or if you have any questions about notice-and-access, please contact our TSX Trust Company by calling toll-free, within North America, at 1 866 600 5869, or by email at tsxtis@tmx.com. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting. If you wish to receive a paper copy of any of these documents before the June 22, 2023 voting deadline, please contact TSX Trust Company by June 15, 2023.

DATED at Toronto, Ontario this May 19, 2023.

By Order of the Board of Directors

(Signed) "Alberto Arias"
Director and Chair of the Board